Exhibit 3

Denison Mines Corp.

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES START OF 2012 DRILLING PROGRAM

AT WHEELER RIVER

Toronto, ON – January 23, 2012… Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce that the 2012 winter drill program has begun at its 60% owned Wheeler River project located in the Athabasca Basin region of Northern Saskatchewan. This program is one of six drill programs Denison has planned this winter in the Athabasca Basin.

Wheeler River

The Wheeler River Joint Venture has approved a Cdn$6.8 million budget for 2012 that will include 28,000 metres of drilling in approximately 60 holes. The program has begun with two drills currently active on site. The focus of the program will be: definition drilling in Zone A, in particular the Zone A Extension; definition drilling in Zone B; as well as, testing various regional targets identified based on historic drilling and geophysics.

The 2011 summer drill program focused primarily on Zone A and was very successful in expanding the potential estimated resources of the Phoenix deposit with the discovery of the “Zone A Extension”. This extension is in essence an increase in width of the mineralization at the north end of Zone A and is interpreted as a thickening or “stacking” of fault slices in an east-southeast direction. The mineralization is also observed to have moved into the basement stratigraphy along these stacked thrusts.

Wheeler River is a 60% owned and operated Denison project, and its partners are Cameco Corporation (30%) and JCU (Canada) Exploration Company, Limited (10%).

Summer 2011 Assay Results

The last of the 2011 drill assay results have been recently received and again confirm the previously reported initial probe results. The results are listed on the table below and shown in the attached map.

Phoenix Deposit Summer Drill Results

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Zone	Hole #	From (m)	To (m)	Interval (m)	Grade (%U3O8)	GT grade x thickness
A	WR-408	392.0	396.0	4.0	1.56	6.24
	and	408.5	410.0	1.5	3.71	5.57
A	WR-409	405.0	414.0	9.0	8.31	74.79
A	WR-411*	396.0	399.0	3.0	0.34	1.02
A	WR-413	400.0	406.5	6.5	5.71	37.12
A	WR-415	394.0	398.0	4.0	0.59	2.36
	and	399.5	402.5	3.0	0.86	2.58
A	WR-417*	389.5	406.0	16.5	2.05	33.83
A	WR-419	392.5	398.5	6.0	14.10	84.60
	and	407.5	409.5	2.0	3.10	6.20
B	WR-421	391.5	396.0	4.5	12.59	56.66
A	WR-422*	393.0	396.5	3.5	0.29	1.02
B	WR-431	385.5	387.5	2.0	0.73	1.45
*	Multiple intersections, only highest listed.

Chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan and were a combination of geochemical and assay methods. The grades are reported at a 0.05% U3O8 cutoff. All drill results for the Phoenix deposit have been tabulated and are presented on the Company’s website at www.denisonmines.com.

Athabasca Basin Drill Programs

In addition to the Wheeler River drill program, Denison and its partners are also planning to complete drill programs this winter on its 22.5% owned McClean Lake project (5,000 metres), its 75% owned Moore Lake project (3,200 metres), its 50% owned Hatchet Lake project (2,000 metres), its 60% owned Bell Lake project (2,025 metres), and its 100% owned Ahenakew Lake project (1,200 metres).

The other participants in the McClean Lake Joint Venture are AREVA Resources Canada Inc (70% and operator) and OURD (Canada) Co., Ltd. (7.5%). The other participants in the Moore Lake and Bell Lake Joint Ventures are JNR Resources Inc. owning 25% and 40%, respectively. The other participants in the Hatchet Lake Joint Venture are Virginia Energy Resources Inc. (50%).

The technical information contained in this press release related to the above described exploration activities is reported and verified by Lawson Forand P. Geo., Denison’s Exploration Manager, Saskatchewan who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website.

About Denison

Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DEPOSIT
Denison 60% Cameco 30% JCU 10%
• Reported results are chemical assays.
• This map only shows partial results of the drilling for the 2011 summer program. Please refer to Denison's website for all results.
• Grade x Thickness contours based on chemical assays and probe equivalent grade results to hole WR-431 of the summer program.
• To accompany press release dated Jan 23, 2012
Uranium Intersection
WR-417
2.05%U_3O_8/16.5m
WR-419
14.10%U_3O_8/6.0m
3.10%U_3O_8/2.0m
WR-409
8.31%U_3O_8/9.0m
WR-422
0.29%U_3O_8/3.5m
WR-408
1.56%U_3O_8/4.0m
3.71%U_3O_8/1.5m
WR-411
0.34%U_3O_8/3.0m
WR-415
0.59%U_3O_8/4.0m
0.86%U_3O_8/3.0m
WR-413
5.71%U_3O_8/6.5m
WR-421
12.59%U_3O_8/4.5m
WR-431
0.73%U_3O_8/2.0m
Drill Grid Lines
Geophysical Grid Lines
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U_3O_8(%eU_3O_8)*m)
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
0
200m